News Release (Q1 – 05 – 01)	January 6, 2005

YAMANA TODAY ANNOUNCED ITS OPERATING OUTLOOK FOR 2005

YAMANA GOLD INC. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) is pleased to announce its operating outlook for 2005 and beyond.

Gold production in the range of 145,000 to 160,000 ounces is expected in 2005 increasing to more than 300,000 ounces in 2006 from mines currently in production and mines under construction. For 2007, total gold production is expected to increase to more than 410,000 ounces and copper production is expected to exceed 100 million pounds.

Estimated gold production from Yamana’s properties for the period 2005 to 2007 is detailed below.

Gold Production Estimates	2005E	2006E	2007E

Fazenda Brasileiro	90-95,000	90-95,000	95-100,000
Fazenda Nova	35-37,000	30-32,000	30-33,000
Sao Francisco	20-28,000	130-138,000	120-128,000
Chapada	--	--	130-139,000

Total	145-160,000	250-265,000	375-400,000

Average Projected Total Cash	$215-230	$190-200	$170-185
Costs/Ounce

Gold production at São Francisco in 2005 will mainly depend on whether or not mine construction is completed in September, 2005 and this in turn will depend largely on the impact of the current rainy season.

These factors are not expected to affect production in 2006 which would be the first full year of operations for São Francisco.

Gold production from São Vicente has not been included in the above table as it is subject to completion of an update to a feasibility study which is expected in February, and to a favorable construction decision by the board of Yamana. São Vicente is approximately 50 km from São Francisco and Yamana’s original mine plan was to develop the two projects on a combined basis sharing infrastructure, equipment, mine fleet and personnel. Exploration at São Vicente now suggests that a re-evaluation of the reserve estimate at São Vicente should be undertaken. At a higher reserve estimate, São Vicente could support a stand-alone mine plan with more years of production than originally contemplated. However, this will not be known until a new reserve estimate compliant with 43-101 and the updated feasibility study are completed. Under the current mine plan for São Vicente, treating it on a combined basis with São Francisco with its operations beginning in 2006, total gold production is expected to exceed 300,000 ounces in 2006 and 410,000 ounces in 2007. There is also considerable exploration potential at São Vicente which will be evaluated as part of the proposed update. Further guidance will be provided once the São Vicente feasibility study update is completed.

News Release (Q1 – 05 – 01)	January 6, 2005

Production estimates for Fazenda Brasileiro do not incorporate the possibility for increased production in 2006 resulting from access to the higher grade E-Deep area. Mining of lower grade material at Fazenda Brasileiro will continue throughout 2005 and part of 2006 to permit access to higher grade lower areas at E-Deep.

Gold production at Fazenda Nova began in late 2004 and this will be the mine’s first full year of production. Production estimates are based on the feasibility study parameters and actual production may vary from these estimates. Certain process modifications have been and are being made to improve operations for 2005 and beyond. These are considered to be ordinary course in the start-up phase of a heap leach mine operation. Actual production for 2005 may also be affected by record rainfalls (which have occurred in December, 2004 and in early January, 2005) although the company has undertaken certain measures to accommodate a heavier than normal rainfall.

Construction and procurement contracts for Chapada are on track with mine fleet and equipment, clearing and grubbing and engineering contracts having been awarded. Detailed engineering is advancing and negotiations for the mills are at advanced stages. At the present time Yamana expects to complete construction and declare commercial production in early 2007. Yamana has obtained a $100 million loan financing for Chapada and has now completed formal documentation relating to that loan. Yamana is in the process of completing administrative and other filings relating to registration of security interests at which time it will be able to draw down on this financing in full. Yamana anticipates draw down in February, 2005.

Yamana’s cash balance as at December 31, 2004 was approximately $90 million and together with the above-mentioned financing and cash flow from operations is expected to be sufficient to fully finance capital costs for its mines under construction.

Cash costs have assumed a Reais to US Dollar exchange rate of 3.0 to 1.0 which is a more favorable US Dollar exchange rate than the current rate, but inline with Brazilian consensus estimates for the year. All dollar amounts shown herein are US Dollars.

On the exploration front, Yamana has allocated approximately $14 million in 2005 to an aggressive exploration program focusing primarily on the Itapicuru greenstone belt north of Fazenda Brasileiro and on the Santa Elina Gold Belt primarily in areas between São Francisco and São Vicente.

Yamana has doubled its mineral concessions and mining rights on the Itapicuru greenstone belt to 150,000 hectares and the exploration budget this year for this area is approximately $4.5 million. Eight high-priority targets will be followed up this year: Mandacaru, Sapateira, Serra Branca, Ambrosio, Rio do Peixe-Treado, Encantado, Mari and Bonsucesso. The first four are the most advanced targets. Mandacaru is a 17-kilometer long geochemical anomaly over a ‘meta-diorite’ in contact with clastic volcanics, pelitic and chemical sediments, including meta-limestones, exhalative cherts and BIF. An intensive follow-up program is underway including detailed geological mapping, soil sampling, trenching and RAB drilling. Trenches opened in the north part of the anomaly have returned high grade intervals including 1m @ 381 g/t Au and 1m @ 7 g/t Au which are associated to quartz veinlets in coarse-grained zones of the ‘meta-diorite’. RAB drillholes near those trenches show repetition of mineralized zones parallel to those intecepted by trenches with grades over 1 metre sections of 1.6 g/t, 2.4 g/t, 5.4 g/t and 7.4 g/t Au. The extension of the mineralization along the southeastern strike will be pursued by RAB drilling and trenching and the continuity at depth  by diamond and reverse circulation drilling.

News Release (Q1 – 05 – 01)	January 6, 2005

Yamana holds over 700,000 hectares of mineral concessions and mining rights on the Santa Elina Gold Belt. The exploration program for this year is budgeted at $4.6 million, including the northern and central part of the gold belt,  investigation of the deeper zone at the São Vicente mine, and increases in São Francisco reserves. An 850-meter long drift is being excavated to investigate a high-grade deep zone to the south of the old São Vicente pit and will be followed by bulk sampling and underground drilling. The regional program for the gold belt so far has focused on exploration of the areas between São Francisco and São Vicente. The highest priority target is Longa Vida just 800 meters from São Francisco mine. Longa Vida  is a 2-kilometer target, containing over a 1-kilometer long zone with  coarse gold-bearing quartz veins in the eastern limb of São Francisco anticline. Two chip sample programs were performed followed by detailed geological mapping. The first chip sample program returned values up to 600 g/t and highlighted several veins with visible gold. The second program, taking 182 larger chip samples and submitted to screen-fire assay, confirmed  positive results over 1.25-kilometer of quartz veins, including 4.82 g/t, 9.7 g/t and 46 g/t. The follow up program at Longa Vida will consist of trenching for bulk sampling to better define the gold grades and diamond drilling to investigate extensions of mineralization to depth. Finally, in fill drilling is planned at São Francisco to upgrade resources into reserves.

Exploration updates for these and other targets will be made available periodically as results are received and interpreted by Yamana.

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil. Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007. Yamana also holds gold exploration properties in Argentina. Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact

Peter Marrone
President & Chief Executive Officer
(416)    815-0220
E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.